ACHIEVE LIFE SCIENCES, INC.

1040 West Georgia Street, Suite 1030

Vancouver, British Columbia, V6E 4H1

November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-1 (File No. 333-250074) originally filed November 13, 2020, as amended.

Requested Date: December 2, 2020

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose and Steven Jean, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Jean at (212) 430-2634 or, in his absence, Ms. Rose at (206) 389-4553.

***

Sincerely,

Achieve Life Sciences, Inc.

By:	/s/ John Bencich John Bencich Chief Executive Officer

cc:Amanda Rose

Steven Jean

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]